Exhibit (d)(13)

Execution Version

STERLING KARPOS HOLDINGS, LLC

PUT RIGHT AND REPURCHASE OPTION AGREEMENT

This PUT RIGHT AND REPURCHASE OPTION AGREEMENT (this “Agreement”), effective as of September 10, 2024 (“Effective Date”), is between Sterling Karpos Holdings, LLC, a Delaware limited liability company (the “Company”), and Ryan O’Hare (“Executive”). Capitalized terms used in this Agreement and not defined herein shall have the meaning ascribed to such terms in the Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 10, 2024, (as may be amended from time to time, the “LLCA”).

RECITALS

A. Executive and the Company previously entered into that certain Contribution and Exchange Agreement, dated as of May 23, 2024, by and between the Company and Executive (the “Rollover Agreement”) pursuant to which, subject to the terms and conditions set forth therein, Executive shall exchange Rollover Shares (as defined in the Rollover Agreement) for Units.

B. Executive and the Company desire to enter into this Agreement simultaneously with the Rollover Agreement, which sets forth terms and conditions supplemental to the Rollover Agreement and substantially consistent with those set forth in the Rollover Term Sheet affixed as Exhibit A to the Rollover Agreement.

C. Within thirty (30) days after the Effective Date, Executive shall make an effective election (the “Election”), with the Internal Revenue Service under Section 83(b) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder in the form of Exhibit A attached hereto. Executive shall promptly provide the Company with a copy of the Election.

AGREEMENT

In consideration of the transactions contemplated by the Rollover Agreement, the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Article 1

FORFEITURE AND REPURCHASE

Section 1.1 Forfeiture and/or Repurchase of Units. All Units held by Executive or any Affiliate of Executive (including, without limitation any transferee of such Units approved in accordance with the terms of the LLCA) shall be subject to forfeiture and/or repurchase by the Company upon the following terms and conditions:

(a) Termination of Executive’s Employment.

(i) In the event of termination of Executive’s employment by Employer without Cause at any time following the Effective Date, by Executive for any reason, or due to Executive’s death or disability, the Company shall have the right, but not the obligation, pursuant to the procedures described in Section 1.2 below, to purchase all of Executive’s Units at such Units’ Fair Market Value as of the date of such termination of employment.

(ii) In the event of termination of Executive’s employment by Employer for Cause at any time following the Effective Date, then the Company shall have the right, but not the obligation, in accordance with Section 1.2 below, to repurchase all of the Units at the lesser of (x) such Units’ Fair Market Value as of the date of such termination of employment or (y) an amount equal to AU$0.87 per Unit.

(b) Executive’s Breach of Restrictive Covenants. Notwithstanding anything in this Agreement to the contrary, in the event the Board determines in good faith based upon evidence presented to the Board that:

(i) Executive has breached any provision of the restrictive covenants (collectively, the “Restrictive Covenants”) set forth in Article 5 and/or the restrictive covenants in the Employment Agreement (a “Covenant Breach”), whether during or after his employment, then the Company shall have the right, but not the obligation, in accordance with Section 1.2 below, to repurchase all (but not less than all) of the Units at a purchase price equal to the lesser of (x) such Units’ Fair Market Value as of the date the Company discovers such breach by Executive or (y) an amount equal to AU$0.87 per Unit; or

(ii) Executive commences an employment or other service relationship with a competitor, or solicits for employment senior employees of the Company or any of its Subsidiaries, in a manner that does not otherwise constitute a Covenant Breach, then the Company shall have the right, but not the obligation, in accordance with Section 1.2 below, to repurchase all (but not less than all) of the Units at a purchase price equal to such Units’ Fair Market Value as of the date the Company discovers such conduct by Executive.

(c) Executive Competes with the Company after Expiration of Restrictive Covenants. Notwithstanding anything in this Agreement to the contrary, after the expiration of the covenant in Section 5.6, the Company shall have the right, but not the obligation, in accordance with Section 1.2 below, to repurchase any Units at their Fair Market Value if Executive directly or indirectly, alone or in combination with any other individual or entity (i) owns (other than through the passive ownership of less than one percent (1%) of the publicly traded shares of any entity), operates, manages, controls, or participates in an executive, managerial, strategic, or sales role, in any Person that engages in the Business (as defined below); or (ii) otherwise renders services to (as an employee, consultant, independent contractor or otherwise) a Person engaged in the Business that are similar to the services Executive rendered to the Company or Employer. The Fair Market Value of the repurchased Units shall be determined as of the date the Company discovers such conduct by Executive.

(d) Each of the foregoing rights and options of the Company to repurchase any Units (as set forth in this Section 3.1) shall be referred to herein as a “Repurchase Option” and any such Units so repurchased, shall be referred to herein as “Repurchased Units”.

Section 1.2 Company Repurchase Option.

(a) Repurchase Notice. The Company may elect to purchase all of the Units subject to repurchase pursuant to Section 1.1 above by sending written notice (a “Repurchase Notice”) to Executive (or the holder of such Units) within one hundred eighty (180) days of (i) if Section 1.1(a) applies, the date of the termination of Executive’s employment or (ii) if Section 1.1(b) applies, the discovery by the Company of Executive’s breach of any Restrictive Covenants. Such a Repurchase Notice shall specify the closing date for the repurchase by the Company of the Units being repurchased by the Company, which date shall be not less than thirty (30) days nor more than ninety (90) days after the determination of Fair Market Value of such Units.

(b) Payment. The purchase price for the Repurchased Units shall be paid by the Company to Executive (or other holder of such Units) as provided below at the Board’s election, (x) in cash at closing, (y) by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company, with customary terms and conditions, including interest at a rate equal to (A) two hundred (200) basis points above the highest average annual rate payable to any senior lender to the Company or any of its Subsidiaries, compounding on the same terms of such senior indebtedness, or (B) if there is no such senior indebtedness, an eight percent (8%) annual rate, compounding monthly, and, in either case, payable in four (4) equal annual installments of principal together with accrued interest thereon, with the first (1st) installment due on the first (1st) anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing (the “Subordinated Note”), or (z) in any combination thereof. All or part of the Subordinated Note may be prepaid at any time without penalty or premium. As a condition to the issuance of the Subordinated Note the payee thereunder shall agree to promptly execute, verify, deliver and file any (A) subordination, intercreditor or similar agreement reasonably requested by any holder of other indebtedness of the Company and (B) any other agreement, document or instrument thereafter reasonably requested by any holder of other indebtedness of the Company from time to time in connection with such subordination. In the event that Executive breaches any of the Restrictive Covenants (as determined by the Board in good faith based upon evidence presented to the Board) while any payments under the Subordinated Note remain outstanding, Executive (and/or any other holder of the Subordinated Note) shall forfeit the right to receive any such remaining payments.

(c) Closing Deliveries. Upon repurchase of any Units, each holder of Repurchased Units shall deliver to the Company, (i) if such Units are certificated, certificates representing such Repurchased Units, duly endorsed in blank, free and clear of all claims, liens or encumbrances from any third party, and (ii) such other agreements, instruments and other documents reasonably requested by the Company. The Company shall be entitled to receive customary representations and warranties from Executive regarding the Repurchased Units (including representations and warranties regarding good title to all such Units and the absence of liens thereon).

Article 2

RESTRICTIONS ON TRANSFER; PUT RIGHT

Section 2.1 Restrictions on Transfer of Units. Executive shall not Transfer any Units, or any interest therein, except in accordance with (a) the provisions hereof (including, without limitation Section 1.2 hereof), or (b) the provisions of the LLCA restricting Transfers, which provisions are incorporated herein by reference.

Section 2.2 Put Rights.

(a) Second Anniversary Put Right.

(i) If (A) Executive remains continuously employed by Employer as CEO, Australia and Asia-Pacific through the date that is two (2) years following the date hereof (such date, the “Second Anniversary Repayment Date”), (B) all obligations under the Credit Agreement (or any refinancing thereof) are not paid in full on or prior to the Second Anniversary Repayment Date, and (C) Keypath Education Australia Pty Ltd. (“Keypath Australia”) has a fully-burdened adjusted EBIDTA at the time of the Second Anniversary Repayment Date of not less than $10,000,000 for the twelve (12) months ending on the Second Anniversary Repayment Date, as determined in the good faith and sole discretion of the Board, Executive shall have a one-time right, but not an obligation, to cause the Company to purchase 238.244995 Units (the “Second Anniversary Put Units”) from Executive for an amount equal to AU$0.87 per Unit reduced on a per Unit basis by the amount of any prior distributions on such Unit (the “Second Anniversary Put Right”). Notwithstanding anything to the contrary set forth in this Section 2.2(a), the condition set forth in Section 2.2(a)(i)(A) shall be deemed satisfied in the event that Executive’s employment is terminated by the Company without Cause or Executive resigns with Good Reason prior to the Second Anniversary Repayment Date.

(ii) In connection with the exercise of the Second Anniversary Put Right, assuming the requirements set forth in Section 2.2(a)(i) are satisfied, Executive may elect to sell all or any portion of the Second Anniversary Put Units by delivering written notice (the “Second Anniversary Put Notice”) to the Company no later than thirty (30) days after the Second Anniversary Repayment Date. The Second Anniversary Put Notice shall set forth the number of Second Anniversary Put Units to be acquired from Executive. If Executive does not deliver the Second Anniversary Put Notice within such period, Executive shall be deemed to have waived the Second Anniversary Put Right. Executive may only provide one (1) Second Anniversary Put Notice in connection with the Second Anniversary Put Right pursuant to this Section 2.2(a).

(iii) The closing of the purchase of the Second Anniversary Put Units pursuant to the Second Anniversary Put Right shall take place on a date designated by the Company (as approved by the Board), which date shall not be more than one hundred twenty (120) days nor less than ninety (90) days after the delivery of the Second Anniversary Put Notice. Notwithstanding the date upon which the closing occurs, the date upon which the purchase shall be effective (the “Second Anniversary Put Date”) shall be the Second Anniversary Repayment Date. The Company shall pay for the Second Anniversary Put Units to be purchased pursuant to the Second Anniversary Put Right at the Board’s election in cash at closing.

(b) Third Anniversary Put Right.

(i) If (A) Executive remains continuously employed by Employer as CEO, Australia and Asia-Pacific through the date that is three (3) years following the date hereof (such date, the “Third Anniversary Repayment Date”), (B) all obligations under the Credit Agreement (or any refinancing thereof) are not paid in full on or prior to the Third Anniversary Repayment Date, and (C) Keypath Australia has a fully-burdened adjusted EBIDTA at the time of the Third Anniversary Repayment Date of not less than $10,000,000 for the twelve (12) months ending on the Third Anniversary Repayment Date, as determined in the good faith and sole discretion of the Board, Executive shall have a one-time right, but not an obligation, to cause the Company to purchase 238.244995 Units (the “Third Anniversary Put Units” and together with the Second Anniversary Put Units, each a “Put Unit” and collectively, the “Put Units”) from Executive for an amount equal to AU$0.87 per Unit reduced on a per Unit basis by the amount of any prior distributions on such Unit (the “Third Anniversary Put Right” and together with the Second Anniversary Put Right, each a “Put Right” and collectively, the “Put Rights”). Notwithstanding anything to the contrary set forth in this Section 2.2(b), the condition set forth in Section 2.2(b)(i)(A) shall be deemed satisfied in the event that Executive’s employment is terminated by the Company without Cause or Executive resigns with Good Reason prior to the Third Anniversary Repayment Date.

(ii) In connection with the exercise of the Third Anniversary Put Right, assuming the requirements set forth in Section 2.2(b)(i) are satisfied, Executive may elect to sell all or any portion of the Third Anniversary Put Units by delivering written notice (the “Third Anniversary Put Notice”) to the Company no later than thirty (30) days after the Third Anniversary Repayment Date. The Third Anniversary Put Notice shall set forth the number of Third Anniversary Put Units to be acquired from Executive. If Executive does not deliver the Third Anniversary Put Notice within such period, Executive shall be deemed to have waived the Third Anniversary Put Right. Executive may only provide one (1) Third Anniversary Put Notice in connection with the Third Anniversary Put Right pursuant to this Section 2.2(b).

(iii) The closing of the purchase of the Third Anniversary Put Units pursuant to the Third Anniversary Put Right shall take place on a date designated by the Company (as approved by the Board), which date shall not be more than one hundred twenty (120) days nor less than ninety (90) days after the delivery of the Third Anniversary Put Notice. Notwithstanding the date upon which the closing occurs, the date upon which the purchase shall be effective (the “Third Anniversary Put Date”, and together with the Second Anniversary Put Date, each a “Put Date”) shall be the Third Anniversary Repayment Date. The Company shall pay for the Third Anniversary Put Units to be purchased pursuant to the Third Anniversary Put Right at the Board’s election in cash at closing.

(c) Upon the purchase of any Put Units pursuant to a Put Right, Executive shall deliver to the Company, (i) if such Units are certificated, certificates representing such Repurchased Units, duly endorsed in blank, free and clear of all claims, liens or encumbrances from any third party, and (ii) such other agreements, instruments and other documents reasonably requested by the Company. The Company shall be entitled to receive customary representations and warranties from Executive regarding such Put Units (including representations and warranties regarding good title to all such Units and the absence of liens thereon).

(d) Notwithstanding anything to the contrary herein, the Put Rights set forth in this Section 2.2 shall be exercisable if and only if permitted under the Credit Agreement; provided, that if the Company is in the process of obtaining a replacement credit facility for the Credit Agreement at the time of either Put Date, Executive’s ability to exercise the corresponding Put Right shall be delayed until completion or abandonment of such process.

Article 3

GENERAL PROVISIONS

Section 3.1 Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement or the LLCA shall be void ab initio, and the Company shall not record such Transfer on its books or treat any purported transferee of such Units as the owner of such equity for any purpose.

Section 3.2 Adjustments of Numbers. All numbers set forth herein that refer to unit prices or amounts will be appropriately adjusted to reflect the effects of any unit splits, unit dividends, combinations of units and other recapitalizations affecting the subject class of equity.

Section 3.3 Power of Attorney. Executive hereby grants any Person or Persons designated by the Board of the Company a power of attorney irrevocably granting such Person or Persons acting at the direction of the Board, to (i) execute all documents as may be necessary to effectuate the purposes of this Agreement; (ii) execute any other agreements, instruments and other documents as necessary to document any actions taken by the Company pursuant to this Agreement or the LLCA, which power of attorney shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the bankruptcy, dissolution, death, incapacity, liquidation or any other event affecting Executive; and (iii) execute such other agreements, instruments and other documents reasonably requested by the Company.

Article 4

REPRESENTATIONS AND WARRANTIES

Executive represents and acknowledges that:

Section 4.1 This Agreement and the LLCA constitute the legal, valid and binding obligation of Executive, enforceable in accordance with their respective terms, and the execution, delivery and performance of this Agreement and the LLCA by Executive, the performance of his obligations under this Agreement and the LLCA and the performance and consummation by him of the transactions contemplated hereby and thereby, will not result in the breach of any of the terms or conditions of, or constitute a default under any agreement or arrangement Executive has entered into with his current employer or any other party (including, but not limited to, any non-competition or other restrictive covenants or business, investment opportunity or similar agreement) or any judgment, order or decree to which Executive is subject.

Section 4.2 During the Employment Term, Executive will not be employed by any person engaged in the Business other than the Company, and is not a party to or bound by any employment agreement, non-compete agreement or confidentiality agreement with any person that would violate this Agreement. Except as may otherwise be acknowledged or permitted under this Agreement, Executive owes no fiduciary or other similar duties to any of his former employers or partners that may be breached by entering into this Agreement and the transactions contemplated hereby.

Section 4.3 The Units to be acquired by Executive pursuant to the Rollover Agreement and subject to the terms of this Agreement will be acquired for Executive’s individual account and not with a view to, or an intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and such Units will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

Section 4.4 Any Transfer of Units by Executive is subject to the restrictions imposed by this Agreement and the LLCA and it may not be possible for Executive to liquidate his investment in the Company. The Units may also be subject to resale restrictions imposed by the securities laws of various states and may not be sold without compliance with such laws.

Section 4.5 Executive is sophisticated in financial matters and is able to evaluate the risks and benefits of investing in the Units.

Section 4.6 Executive has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Units and has had full access to such other information concerning the Company as he has requested.

Section 4.7 Executive is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated by the U.S. Securities Exchange Commission.

Section 4.8 Executive has had the opportunity to consult with independent legal counsel regarding his rights and obligations under this Agreement and fully understands the terms and conditions contained herein. Executive has had the opportunity to obtain advice from persons other than the Company and its counsel regarding the tax effects of the transactions contemplated hereby.

Section 4.9 Executive acknowledges that, if his employment with the Company or its Subsidiaries is terminated for any reason, the Company will have the right, but not the obligation, to purchase Executive’s Units on the terms and conditions set forth herein.

Section 4.10 As an inducement to the Company to issue the Units to Executive, and as a condition thereto, Executive acknowledges and agrees that the issuance of the Units to Executive shall not (i) entitle Executive to remain in the employment of the Company or any of its Subsidiaries, or (ii) affect the right of the Company to terminate Executive’s employment at any time for any reason.

Section 4.11 Executive understands that he is responsible for the tax consequences relating to the receipt of the Units.

Section 4.12 Executive shall indemnify and hold the Company or any of its Subsidiaries harmless for any costs, damages or harm resulting from any breach of the representations and warranties set forth in this Article 4, including without limitation reasonable attorney’s fees and costs of suit.

Article 5

RESTRICTIVE COVENANTS

Section 5.1 Defined Terms. For purposes of this Article 5:

(a) “Business” means (i) the provision of online program management (OPM), course design and development, career preparation, and partner network programs and related products and services and (ii) any other business that the Company engages in, or has taken material steps towards engaging in, during the Employment Term.

(b) “Confidential Information” shall mean any confidential, proprietary, and non-public information, in whatever form or medium, concerning the operations or affairs of the Business (as conducted by and relating to the Company), including, but not limited to, (A) sales, sales volume, sales methods, sales proposals, business plans, advertising and marketing plans, strategic and long-range plans, acquisition pipelines, and any information related to any of the foregoing, (B) customers, customer lists, prospective customers and customer records, (C) general price lists and prices charged to specific customers, (D) trade secrets, (E) financial statements, budgets and projections, (F) software owned or developed (or being developed) for use in or relating to the conduct of the Business, (G) the names, addresses and other contact information of all vendors and suppliers and prospective vendors and suppliers of the Business, and (H) all other confidential or proprietary information belonging to the Company relating to the Business; provided, however, that Confidential Information shall not include (1) knowledge, data and information that is generally known or becomes known in the trade or industry of the Company (other than as a result of a breach of this Agreement or other agreement or instrument to which Executive is bound), (2) knowledge, data and information gained without a breach of this Agreement on a non-confidential basis from a person who is not legally prohibited from transmitting the information to Executive, and (3) general industry and other knowledge previously known by Executive.

(c) “Company” shall be deemed to include the Company and all of its Subsidiaries.

(d) “Employment Term” shall mean the period during which Executive is employed by or provides services to the Company or any of its Subsidiaries.

(e) “Non-Solicit Restricted Period” shall mean the period commencing on date Executive became employed by the Company or any of its Subsidiaries and terminating twenty-four (24) months following Executive’s termination of employment or engagement with the Company.

(f) “Prior Inventions” shall mean all inventions, original works of authorship, developments and improvements (collectively, “Inventions”) which were made by Executive, alone or jointly with others, prior to Executive’s employment, association or other engagement with the Company or any affiliate thereof. To preclude any possibility of uncertainty, Executive has set forth on Exhibit B attached hereto a complete list of all Prior Inventions which Executive considers to be Executive’s property or the property of third parties and which Executive wishes to have excluded from the scope of this Agreement. If disclosure of any such Prior Invention on Exhibit B would cause Executive to violate any prior confidentiality agreement, Executive understands that Executive is not to list such Prior Invention in Exhibit B but is to inform the Company that all Prior Inventions have not been listed for that reason.

Section 5.2 Executive’s Acknowledgment. Executive agrees and acknowledges that, to ensure that the Company retains its value and goodwill, Executive must not during his employment or engagement with the Company, use any Confidential Information, special knowledge of the Business, or the Company’s relationships with its customers and employees, all of which Executive will gain access to through his employment with the Company, other than in furtherance of Executive’s legitimate job duties. Executive further acknowledges that:

(a) the Company is currently engaged in the Business;

(b) the Business is highly competitive and the services to be performed by Executive for the Company are unique and international in nature;

(c) Executive will occupy a position of trust and confidence with the Company and will acquire an intimate knowledge of Confidential Information;

(d) the agreements and covenants contained in this Article 5 are essential to protect the Company’s legitimate business interests, including the Confidential Information and the goodwill of the Business, and are being entered into in consideration for the various rights being granted to Executive under this Agreement and in connection with the Rollover Agreement;

(e) the Company would be irreparably damaged if Executive were to disclose the Confidential Information or provide services to any Person in violation of the provisions of this Agreement;

(f) the scope and duration of the covenants set forth in this Article 5 are reasonably designed to protect a protectible interest of the Company and are not excessive in light of the circumstances;

(g) Executive has the means to support himself and his dependents other than by engaging in activities prohibited by this Article 5; and

(h) The restrictive covenants set forth in this Article 5 are supplemental to, and not in lieu of, the restrictive covenants contained in any other agreements between Executive and the Company.

Section 5.3 Confidential Information.

(a) Executive acknowledges that he will be entrusted with Confidential Information.

(b) At all times both during Executive’s employment, for a period of five (5) years following the termination of Executive’s employment for any reason or, to the extent the information qualifies as a trade secret under applicable law, at all times following the termination of Executive’s employment or engagement for any reason, Executive: (A) shall hold the Confidential Information in strictest confidence, take all reasonable precautions to prevent the inadvertent disclosure of the Confidential Information to any unauthorized person, and follow all the Company’s policies protecting the Confidential Information; (B) shall not use, copy, divulge or otherwise disseminate or disclose any Confidential Information, or any portion thereof, to any unauthorized person; (C) shall not make, or permit or cause to be made, copies of the Confidential Information, except as necessary to carry out Executive’s authorized duties as an employee of the Company; and (D) shall promptly and fully advise the Company of all facts known to Executive concerning any actual or threatened unauthorized use or disclosure of which Executive becomes aware.

(c) Executive hereby assigns to the Company any rights Executive may have or acquire in the Confidential Information, and recognizes that the Company shall be the sole owner of all copyrights, trade secret rights, and all other rights throughout the world (collectively, “Proprietary Rights”) in connection with such rights.

(d) Executive may disclose Confidential Information if and to the extent required or requested pursuant to any subpoena or legal obligation, provided that Executive will provide prompt written notice of that fact to the Company unless prohibited by applicable law, enclosing a copy of the subpoena and any other documents describing the legal obligation. In the event that the Company objects to the disclosure of Confidential Information, by way of a motion to quash or otherwise, Executive agrees to not disclose any Confidential Information while any such objection is pending.

(e) Executive understands that the Company and its affiliates have and will receive from third parties confidential or proprietary information (“Third Party Information”) under a duty to maintain the confidentiality of such Third Party Information and to use it only for limited purposes. During the term of Executive’s association with the Company and at all times after the termination of such association for any reason during which the Company and its affiliates continue to be so required to maintain such confidences, Executive will hold Third Party Information in strict confidence and will not disclose or use any Third Party Information unless expressly authorized by the Company in advance or as may be strictly necessary to perform Executive’s obligations with the Company, subject to any agreements binding on the Company with respect to such Third Party Information.

(f) Executive will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or of any other person to whom Executive has an obligation of confidentiality, and Executive will not bring onto the Company’s premises any unpublished documents or any property belonging to any former employer or of any other person to whom Executive has an obligation of confidentiality.

(g) Executive is hereby notified that, pursuant to 18 USC § 1833(b), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret made: (i) in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his or her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order.

(h) Nothing in this Agreement shall prohibit or restrict Executive or Executive’s attorneys from: (i) making any disclosure of relevant and necessary information or documents in any action, investigation, or proceeding relating to this Agreement, or as required by law or legal process, including with respect to possible violations of law; (ii) participating, cooperating, or testifying in any action, investigation, or proceeding with, or providing information to, any governmental agency or legislative body, any self-regulatory organization, and/or pursuant to the Sarbanes-Oxley Act; (iii) seeking or accepting any U.S. Securities and Exchange Commission awards or other relief in connection with protected whistleblower activity; or (iv) initiating communications with, or responding to any inquiry from, any regulatory or supervisory authority regarding any good faith concerns about possible violations of law or regulation. Executive does not need prior authorization of the Company to make any such disclosures.

Section 5.4 Ownership of Inventions.

(a) Executive hereby agrees that any and all inventions (whether or not an application for protection has been filed under patent laws), works of authorship, information fixed in any tangible medium of expression (whether or not protected under copyright laws), Moral Rights defined as any right to claim authorship of a work, any right to object to any distortion or other modification of a work, and any similar right, existing under the law of any country, or under any treaty, mask works, trademarks, trade names, trade dress, trade secrets, publicity rights, know-how, ideas (whether or not protected under trade secret laws), and all other subject matter protected under patent, copyright, Moral Right, mask work, trademark, trade secret, or other laws, that have been or are developed, generated or produced by Executive, solely or jointly with others, at any time during the Employment Term, shall be the exclusive property of the Company, subject to the obligations of this Article 5 with respect to Confidential Information, and Executive hereby forever waives and agrees never to assert against the Company, its successors or licensees any and all ownership, interest, Moral Rights or similar rights with respect thereto. Executive hereby assigns to the Company all right, title and interest to the foregoing inventions, concepts, ideas and materials. Executive shall keep and maintain adequate and current written records of all inventions, concepts, ideas and materials made by Executive (jointly or with others) during the term of Executive’s association or employment with the Company. Such records shall remain the property of the Company at all times. Executive shall promptly and fully disclose to the Company the nature and particulars of any Inventions or research project undertaken on the Company’s behalf.

(b) Unless the parties otherwise agree in writing, Executive is under no obligation to incorporate any Prior Inventions in any of the Company’s products or processes or other Company Invention (as defined below). If, in the course of Executive’s performance Executive chooses to incorporate into any such Company product or process or other Company Invention any Prior Invention owned by Executive or in which Executive otherwise has an interest, Executive grants the Company a non-exclusive, royalty free, irrevocable, perpetual, world-wide license to copy, reproduce, make and have made, modify and create derivative works of, use, sell and license such Prior Inventions and derivative works as part of or in connection with any such Company product or process or other Company Invention.

(c) During or subsequent to the Employment Term, Executive shall execute all reasonable papers, and otherwise provide reasonable assistance, at the Company’s request and expense, to enable the Company or its nominees to obtain and enforce all proprietary rights with respect to the Company Inventions in any and all countries. To that end, Executive will execute, verify and deliver such documents and perform such other reasonable acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, defending, evidencing and enforcing any such proprietary rights, and the assignment of any or all of such proprietary rights. In addition, Executive will execute, verify and deliver assignments of such rights to the Company or its designee. Executive’s obligation to assist the Company with respect to such rights shall continue beyond the termination of Executive’s association with the Company.

(d) If, after reasonable effort, the Company cannot secure Executive’s signature on any document reasonably necessary in connection with the actions specified in the preceding paragraph, Executive irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney-in-fact, to act for and in Executive’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by Executive. The power of attorney set forth in this Section 5.4(d) is coupled with an interest, is irrevocable, and shall survive Executive’s death, incompetence or incapacity and the termination of the Employment Term. Executive waives and quitclaims to the Company all claims of any nature whatsoever which Executive now has or may in the future obtain for infringement of any Proprietary Rights assigned under this Agreement or otherwise to the Company.

(e) Executive acknowledges that all original works of authorship which are made by Executive (solely or jointly with others) during the course of the association with or performance of services for the Company and which are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act and any successor statutes. Inventions assigned to the Company or as directed by the Company under this Agreement or otherwise are referred to as “Company Inventions.”

(f) Upon termination of Executive’s employment or engagement by the Company for any reason, or upon receipt of written request from the Company, Executive shall promptly deliver to the Company all tangible and intangible property (including without limitation computers, computing devices, cell phones, memory devices and any other tangible item), drawings, notes, memoranda, specifications, devices, notebooks, formulas and documents, together with all copies of any of the foregoing, and any other material containing, summarizing, referencing, or incorporating in any way or otherwise disclosing any Company Inventions, Third Party Information or Confidential Information of the Company or any of its affiliates.

(g) The assignment of inventions described in this Section 5.4 does not apply to an invention for which no equipment, supplies, facility, or trade secret information of the Company was used and which was developed entirely on Executive’s own time, unless (i) the invention relates (A) to the business of the Company, or (B) to the Company’s actual or demonstrably anticipated research or development, or (ii) the invention results from any work performed by Executive for the Company.

Section 5.5 Non-Solicitation.

(a) Non-Solicitation of Employees. During the Non-Solicit Restricted Period, Executive shall not, directly or indirectly, on Executive’s own behalf or for any other Person:

(i) solicit for employment, or attempt to solicit for employment or engagement, any employee, independent contractor, consultant, or other individual service provider who, to Executive’s knowledge, after due inquiry, is or was employed or engaged by the Company at any time within six (6) months prior to the solicitation (the “Restricted Personnel”); or

(ii) hire or attempt to hire any Restricted Personnel who is or was employed as a senior executive of the Company or seek to influence any such senior executive to leave the Company’s employment, engagement, or service; or

(iii) otherwise adversely interfere with the relationship between the Company and any Restricted Personnel who is a senior executive of the Company.

The unsolicited response of Restricted Personnel to a public job posting, and hire following such response, by an entity to which Executive provides services will not constitute a violation of this Section 5.5.

(b) Non-Interference With Customers. During the Non-Solicit Restricted Period, Executive shall not, directly or indirectly, on Executive’s own behalf or for any other Person, solicit any material customer that did business with the Company in the last two (2) years of Executive’s employment by the Company and with whom Executive had material contact or about whom Executive learned Confidential Information (in each case, during Executive’s employment or engagement with the Company) to become a customer of any Person other than the Company with respect to products or services sold or under development by the Company as of the termination of Executive’s employment, or to otherwise cease doing business with the Company.

Notwithstanding the foregoing, Executive shall not be prohibited from soliciting any Person for the purpose of selling such Person products or services wholly unrelated to the Business so long as such Executive complies in all respects with Section 5.3, Section 5.5 and Section 5.6 of this Agreement.

Section 5.6 Non-Compete and Investment Opportunities.

(a) During the period commencing on the date Executive became employed by the Company and ending eighteen (18) months following the later of (i) the termination of Executive’s employment or engagement with the Company or (ii) the date on which Executive ceases to hold equity in the Company or any of its Subsidiaries, Executive shall not, directly or indirectly, alone or in combination with any other individual or entity, own (other than through the passive ownership of less than one percent (1%) of the publicly traded shares of any entity), operate, manage, control, or participate in, in any role that requires performance of any of the same or similar functions, duties or business activities that Executive performed for or on behalf of the Company (including in an executive, managerial, strategic, or sales role), any individual or entity (other than the Company) that engages in the Business in any state, province, municipality, or other applicable locale (x) in the United States or (y) in any other country in which the Company conducts the Business as of Executive’s termination of employment, and in which Executive provided services or had a material presence or influence on behalf of the Company.

(b) During the period beginning on the date hereof and ending on the date of termination of Executive’s employment by the Company for any reason, if Executive learns of any investment opportunity in a business or any entity engaged directly or indirectly in the Business, Executive shall present such investment opportunity to the Company.

Section 5.7 Equitable Modification; Severability. If any court of competent jurisdiction shall deem any provision in this Article 5 excessive in duration or scope or is unreasonable or unenforceable under applicable law, it is the intention of the parties that the court shall modify or amend any such provision to render it enforceable to the maximum extent permitted by applicable law. The invalidity of any provision hereof shall not affect the validity, force, or effect of the remaining provisions.

Section 5.8 Remedies. The Company and Executive agree that damages will accrue to the Company by reason of Executive’s failure to observe any of the Restrictive Covenants. Therefore, if the Company shall institute any action or proceeding to enforce such provisions, Executive waives the claim or defense that there is an adequate remedy at law and agrees in any such action or proceeding not to (i) interpose the claim or defense that such remedy exists at law, or (ii) require the Company to show that monetary damages cannot be measured or to post any bond. Without limiting any other remedies that may be available to the Company, Executive hereby specifically affirms the appropriateness of injunctive or other equitable relief in any such action. Executive also acknowledges that the remedies afforded the Company pursuant to this Section 5.8 are not exclusive, nor shall they preclude the Company from seeking or receiving any other relief, including without limitation, any form of monetary or other equitable relief. Upon the reasonable request by the Company, Executive shall provide reasonable assurances and evidence of compliance with the Restrictive Covenants.

Section 5.9 Additional Acknowledgements. Executive acknowledges and agrees that (i) Executive has had at least fourteen (14) calendar days to review the restrictive covenants set forth in this Article 5, (ii) Executive has been advised of his right to consult with counsel prior to agreeing to be bound by the restrictive covenants set forth in this Article 5, and (iii) the restrictions set forth in this Article 5 are supported by valid, sufficient, and mutually-agreed-upon consideration (including, without limitation, the Company’s issuance of Units to Executive).

Article 6

PLEDGES

Section 6.1 Pledges. Executive shall not pledge or otherwise grant a security interest in the Units without the prior written consent of the Company.

Article 7

ACKNOWLEDGEMENT

Section 7.1 Acknowledgment. Executive hereby acknowledges and agrees that the Units issued to Executive by the Company pursuant to this Agreement shall be subject to the terms and restrictions under the LLCA.

Article 8

DEFINITIONS

Section 8.1 Definitions. As used in this Agreement, the following terms shall have the corresponding meanings:

“Cause” shall mean the occurrence of any of the following events: (i) Executive’s gross negligence or willful misconduct in the performance of his duties to Employer; (ii) the determination of the Board that Executive has committed a felony or other crime causing harm to the Company or its Affiliates or any act constituting fraud with respect to the Company or any of its Affiliates; (iii) a breach by Executive of any terms or conditions of this Agreement, any employment agreement, equity grant agreement or a breach by such Executive of any of Executive’s other obligations to the Company or any of its Affiliates; (iv) Executive shall have refused to perform lawful directives of the Board or any officer to whom Executive reports, or the board of directors of any Affiliate (or any officer of such Affiliate) that are consistent with the scope and nature of his duties and responsibilities as an employee or service provider of the Company or its Affiliates; (v) Executive shall have engaged in the unlawful use (including being under the influence) or possession of illegal drugs; (vi) Executive shall have refused, upon request by Employer (which request may be provided by Employer in Employer’s sole discretion at any time while Executive is employed by Employer) to be screened or tested for drug use; (vii) Executive shall have engaged in dishonesty during his hiring process; or (viii) Executive shall have failed to disclose to the Company any conflict of interest. The decision to terminate Executive’s employment or engagement for Cause, to take other action or to take no action in response to any occurrence, shall be in the sole and exclusive discretion of the Board. Executive’s employment or engagement by Employer also shall be deemed terminated for Cause if Executive resigns from Employer and the Board determines in good faith that one (1) or more of the events described above existed as of the time of such resignation.

“Good Reason” means the occurrence of any of the following events, without the consent of Executive: (i) any relocation of Executive’s principal office to a location that is more than seventy-five (75) miles from the location of Executive’s principal office at the time of this Agreement; or (ii) a material reduction to Executive’s base salary as compared to that in effect at the time of this Agreement, other than a reduction in base salary in connection with, and commensurate with, an across-the-board reduction in base salary; provided that (A) the Company or its Subsidiary shall have failed to cure any such event that constitutes Good Reason in all material respects within thirty (30) days following the Company’s receipt of written notice thereof from the Executive, specifying in reasonable detail the circumstances giving rise to such event that constitutes Good Reason, and (B) such event shall have in fact caused Executive’s services to the Company or its Subsidiary to be terminated within thirty (30) days following the expiration of the Company’s cure period set forth in the preceding clause (A)

“Employment Agreement” means Executive’s employment agreement, dated as of November 1, 2018, by and between Keypath Australia and Executive.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, investment fund, any other business entity and a governmental entity or any department, agency or political subdivision thereof.

“Transfer” means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means, voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

Article 9

NOTICES

Section 9.1 Any notices, consents or other communications required or permitted to be sent or given hereunder by either party shall, in every case, be in writing and shall be deemed properly served (a) when delivered, if delivered by hand or by a nationally recognized overnight courier service or (b) when sent by electronic mail during a business day (or on the next business day if sent after 5:00 pm Central Time on such business day or on any non-business day), in each case to the other party at the addresses set forth below:

To the Company:

Sterling Karpos Holdings, LLC

c/o Sterling Capital Partners

167 N. Green St., 4th Floor

Chicago, IL 60607

Attention:	Office of General Counsel
Email:	aepstein@sterlingpartners.com

With a copy to:

Kirkland & Ellis LLP

333 West Wolf Point Plaza
Chicago, Illinois 60654

Attention:	Steven V. Napolitano, P.C.
Email:	steve.napolitano@kirkland.com

and

Kirkland & Ellis LLP

609 Main Street
Houston, Texas 77002

Attention:	Jared Whalen
Email:	jared.whalen@kirkland.com

To Executive:

To the address listed on the signature page hereof

or such other address as may hereafter be specified by notice given by either party to the other party. Executive shall promptly notify the Company of any change in his address set forth on the signature page.

Article 10

MISCELLANEOUS

Section 10.1 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. In the case of the Company, the successors and permitted assigns hereunder shall include without limitation any Affiliate of the Company as well as the successors in interest to the Company or any such Affiliate (whether by merger, liquidation (including successive mergers or liquidations) or otherwise). This Agreement or any right or interest hereunder is one of personal service and may not be assigned by Executive. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties and successors and assigns permitted by this Section 10.1 any right, remedy or claim under or by reason of this Agreement.

Section 10.2 Entire Agreement; Amendments. This Agreement, including the Recitals, the Rollover Agreement, and the agreements and documents referenced herein and therein, contain the entire understanding of the parties hereto with regard to the subject matter contained herein, and supersede all prior agreements, understandings or letters of intent with regard to the subject matter contained herein between the parties hereto and their Affiliates. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by each of the parties hereto.

Section 10.3 Interpretation. Section headings contained herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 10.4 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 10.5 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 10.6 Tax Matters. Executive acknowledges that no representative or agent of the Company has provided him with any tax advice of any nature, and Executive has had the opportunity to consult with his own legal, tax and financial advisor(s) as to tax and related matters concerning the compensation to be received under this Agreement.

Section 10.7 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement.

Section 10.8 Jurisdiction; Governing Law; Waiver of Jury Trial.

(a) EXCEPT AS SET FORTH IN SUBPART (b) BELOW, THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED EXCLUSIVELY IN THE FEDERAL OR STATE COURTS LOCATED IN CHICAGO, ILLINOIS. THE AFOREMENTIONED CHOICE OF VENUE IS INTENDED BY THE PARTIES TO BE MANDATORY AND NOT PERMISSIVE IN NATURE, THEREBY PRECLUDING THE POSSIBILITY OF LITIGATION BETWEEN THE PARTIES WITH RESPECT TO OR ARISING OUT OF THIS AGREEMENT IN ANY JURISDICTION OTHER THAN THOSE SPECIFIED IN THIS SECTION 10.8(a). EACH PARTY HEREBY WAIVES ANY RIGHT IT MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON-CONVENIENS OR SIMILAR DOCTRINE OR TO OBJECT TO VENUE WITH RESPECT TO ANY PROCEEDING BROUGHT IN ACCORDANCE WITH THIS SECTION 10.8(a), AND STIPULATES THAT THE FEDERAL OR STATE COURTS LOCATED IN CHICAGO, ILLINOIS SHALL HAVE IN PERSONAM JURISDICTION AND VENUE OVER EACH OF THEM FOR THE PURPOSE OF LITIGATING ANY DISPUTE, CONTROVERSY OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT. EACH PARTY HEREBY AUTHORIZES AND ACCEPTS SERVICE OF PROCESS SUFFICIENT FOR PERSONAL JURISDICTION IN ANY ACTION AGAINST IT AS CONTEMPLATED BY THIS SECTION 10.8(a) IN THE MANNER SET FORTH IN ARTICLE 9 OF THIS AGREEMENT FOR THE GIVING OF NOTICE. ANY FINAL JUDGMENT RENDERED AGAINST A PARTY IN ANY ACTION OR PROCEEDING SHALL BE CONCLUSIVE AS TO THE SUBJECT OF SUCH FINAL JUDGMENT AND MAY BE ENFORCED IN OTHER JURISDICTIONS IN ANY MANNER PROVIDED BY LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW.

(b) Notwithstanding the foregoing, an action brought by the Company to enforce Article 7 of this Agreement may be brought in any court that has personal jurisdiction over Executive. Executive hereby submits to the personal jurisdiction of such courts and waives any objection Executive may now or hereafter have to venue or that such courts are inconvenient forums.

(c) THE PARTIES TO THIS AGREEMENT HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHT, POWER, OR REMEDY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS OR UNDER OR IN CONNECTION WITH ANY AMENDMENT, INSTRUMENT, DOCUMENT, OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT, AND AGREE THAT ANY SUCH ACTION SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. THE TERMS AND PROVISIONS OF THIS SECTION 10.8(c) CONSTITUTE A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS AGREEMENT.

Section 10.9 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The section and caption headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

Section 10.10 Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which the Company’s principal office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

Section 10.11 Termination. This Agreement shall survive Executive’s separation from the Company and shall remain in full force and effect after such separation from the Company.

Section 10.12 LLCA and Rollover Agreement. The parties expressly acknowledge and agree that certain provisions of the LLCA and Rollover Agreement are incorporated herein by reference, or by their terms otherwise apply hereto, and further agree that such provisions shall be given full effect in interpreting and enforcing this Agreement. In the event of any inconsistency between this Agreement and either or both of the LLCA and/or the Rollover Agreement, this Agreement shall control; provided that, under no circumstances shall any term, condition or provision in this Agreement control, change or act to amend or modify the distribution sections of the LLCA, as may be amended from time to time only by a written agreement specifically addressing those particular sections.

Section 10.13 Delivery by Facsimile or PDF. This Agreement and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission (including email of a PDF signature), shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or other electronic transmission (including email of a PDF signature) to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other electronic transmission (including email of a PDF signature) as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

[Remainder of page intentionally left blank.

Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

STERLING KARPOS HOLDINGS, LLC

By:
Name:
Its:

EXECUTIVE:

Ryan O’Hare

Address:	33 David Street
Hampton, Victoria 3188, Australia
Email:	ryanohare20@hotmail.com

EXHIBIT A

Election to Include in Taxable Income in Year of Transfer Pursuant to

Section 83(b) of the Internal Revenue Code

The undersigned was issued 476.48999 Class A-2 Common Units (the “Class A Units”) in Sterling Karpos Holdings, LLC, a Delaware limited liability company that is treated as a partnership for U.S. federal income tax purposes (the “Partnership”), in exchange for previously owned shares of Common Stock (the “Original Property”) in Keypath Education International, Inc., a Delaware corporation (the “Corporation”).

The undersigned desires to make an election to have the acquisition of the Class A Units taxed under the provisions of Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”) at the time the undersigned acquires the Class A Units. Accordingly, pursuant to Section 83(b) of the Code and Treasury Regulation Section 1.83-2 promulgated thereunder, the undersigned hereby makes an election, with respect to the Class A Units, to report as taxable income for the calendar year 2024 the excess (if any) of the value of the Class A Units at the time of transfer over the amount paid for the Class A Units. Consistent with Revenue Ruling 2007-49, the amount paid for the Class A Units under Section 83 of the Code is the fair market value of the Original Property.

1.	The name, address and taxpayer identification number of the undersigned (the “Taxpayer”) are:

Name: Ryan O'Hare

Address: ________________________________

 ________________________________

Taxpayer Identification Number: ___________________

2.	The property that is the subject of this election is the Class A Units.

3.	The date on which the exchange of Original Property for the Class A Units occurred is September 10, 2024.

4.	The taxable year to which this election relates is calendar year 2024.

5.	Nature of the restrictions to which the property is subject: The Class A Units are subject to repurchase at a price other than fair market value in the event certain employment conditions are not satisfied.

6.	The fair market value (determined without regard to any restriction other than a nonlapse restriction as defined in Treasury Regulation Section 1.83-3(h)) of the Class A Units at the time of the exchange was $476,489.99.

7.	The amount paid by the Taxpayer for the Class A Units was $476,489.99 (i.e. the fair market value of the Original Property at the time of the exchange, consistent with Revenue Ruling 2007-49).

8.	The amount to include in gross income is $0.00.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which the taxpayer files his or her annual income tax return not later than 30 days after the date of transfer of the Class A Units. A copy of the election also will be furnished to the person for whom the services were performed. The undersigned is the person performing the services in connection with which the Class A Units were transferred.

Dated:
Taxpayer’s Signature

A-1

EXHIBIT B

Prior Inventions

NONE

B-1